EXHIBIT 99.2

Condensed unaudited interim consolidated financial statements of

Intellipharmaceutics
International Inc.

August 31, 2013

Intellipharmaceutics International Inc.
August 31, 2013

Table of contents

Condensed unaudited interim consolidated balance sheets	2

Condensed unaudited interim consolidated statements of operations and comprehensive loss	3

Condensed unaudited interim consolidated statements of shareholders’ deficiency	4

Condensed unaudited interim consolidated statements of cash flows	5

Notes to the condensed unaudited interim consolidated financial statements	6-19

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	August 31,	November 30,
	2013	2012
	$	$

Assets
Current
Cash and cash equivalents (Note 12)	2,384,630	497,016
Accounts receivable	10,566	2,778
Investment tax credits	246,179	301,932
Prepaid expenses, sundry and other assets	141,560	137,449
	2,782,935	939,175

Property and equipment, net	1,330,358	1,535,703
	4,113,293	2,474,878

Liabilities
Current
Accounts payable	1,016,436	512,360
Accrued liabilities	120,936	224,797
Employee costs payable (Note 5)	499,519	663,222
Current portion of capital lease obligations	54,237	51,524
Due to related parties (Note 4)	755,114	783,717
	2,446,242	2,235,620

Convertible debenture (Note 4)	1,393,574	-
Capital lease obligations	2,221	46,242
Warrant liabilities (Note 9)	1,649,675	1,960,893
	5,491,712	4,242,755

Shareholders' deficiency
Capital stock (Notes 6 and 7)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
21,221,936 common shares	147,152	147,152
(2012 - 17,906,937)
Additional paid-in capital	33,661,081	28,409,665
Accumulated other comprehensive income (loss)	67,609	(240,010)
Accumulated deficit	(35,254,261)	(30,084,684)
	(1,378,419)	(1,767,877)
Contingencies (Note 11)
	4,113,293	2,474,878

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss

(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012
	$	$	$	$

Revenue
Research and development	-	-	-	107,091
	-	-	-	107,091

Expenses
Research and development	1,004,966	1,279,401	3,276,788	4,381,249
Selling, general and administrative	590,679	732,615	2,176,567	2,705,425
Depreciation	108,257	128,890	301,343	266,325
	1,703,902	2,140,906	5,754,698	7,352,999

Loss from operations	(1,703,902)	(2,140,906)	(5,754,698)	(7,245,908)
Fair value adjustment of derivative liabilities (Notes 4 & 9)	(162,062)	488,459	1,245,012	2,303,107
Financing expense (Note 6)	(54,789)	-	(111,615)	-
Net foreign exchange (loss) gain	(43,336)	207,644	(312,492)	218,459
Interest income	2,462	1,937	2,550	19,480
Interest expense	(86,156)	(15,372)	(238,334)	(47,738)
Net loss	(2,047,783)	(1,458,238)	(5,169,577)	(4,752,600)
Other comprehensive income (loss)
Foreign exchange translation adjustment	33,523	(198,096)	307,619	(315,300)
Comprehensive loss	(2,014,260)	(1,656,334)	(4,861,958)	(5,067,900)

Loss per common share, basic and diluted	(0.10)	(0.08)	(0.27)	(0.28)

Weighted average number of common shares outstanding, basic and diluted	20,227,371	17,786,409	19,149,747	17,061,071

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of shareholders' deficiency for the nine months ended August 31, 2013 and 2012

(Stated in U.S. dollars)
				Accumulated
			Additional	other		Total
	Common stock		paid-in	comprehensive	Accumulated	shareholders'
	Number	Amount	capital	(loss) income	deficit	deficiency
		$	$	$	$	$

Balance, November 30, 2011	15,908,444	147,152	20,822,672	(115,035)	(23,947,819)	(3,093,030)
Issuance of common shares (Note 6)	1,818,182		5,000,000	-		5,000,000
Share issuance cost (Note 6)	-	-	(779,271)	-		(779,271)
Stock options to employees	-	-	2,022,335	-	-	2,022,335
Stock options to non-management board members		-	55,176	-	-	55,176
DSU's to non-management board members (Note 8)		-	26,914	-	-	26,914
Issuance of shares on exercise of warrants (Note 9)		-	263,188	-	-	263,188
Other comprehensive loss (net of tax - $Nil)	-	-	-	(315,300)	-	(315,300)
Net loss	-	-	-	-	(4,752,600)	(4,752,600)
Cancellation on shares exchanged	(3)	-	-	-	-	-
Balance, August 31, 2012	17,801,623	147,152	27,411,014	(430,335)	(28,700,419)	(1,572,588)

Balance, November 30, 2012	17,906,937	147,152	28,409,665	(240,010)	(30,084,684)	(1,767,877)
Issuance of common shares (Note 6)	3,315,000	-	5,460,892	-	-	5,460,892
Share issuance cost (Note 6)	-	-	(841,637)	-	-	(841,637)
Stock options to employees	-	-	493,840	-	-	493,840
Stock options to non-management board members		-	108,896	-	-	108,896
DSU's to non-management board members (Note 8)		-	29,425	-	-	29,425
Other comprehensive loss (net of tax - $Nil)	-	-	-	307,619	-	307,619
Net Loss	-	-	-	-	(5,169,577)	(5,169,577)
Cancellation on shares exchanged	(1)	-	-	-	-	-
Balance, August 31, 2013	21,221,936	147,152	33,661,081	67,609	(35,254,261)	(1,378,419)

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows

(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012
	$	$	$	$

Net loss	(2,047,783)	(1,458,238)	(5,169,577)	(4,752,600)
Items not affecting cash
Depreciation	108,257	128,890	301,343	266,325
Stock-based compensation (Note 7)	117,885	249,535	602,736	2,077,512
Deferred shared units (Note 8)	10,209	10,906	29,425	26,914
Interest accrual (Note 4)	26,175	11,637	48,058	34,048
Fair value adjustment of derivative liabilities	162,062	(488,459)	(1,245,012)	(2,303,107)
Unrealized foreign exchange loss	64,152	(119,622)	436,480	(129,077)
Changes operating assets & liabilities
Accounts receivable	(7,905)	(8,672)	(7,789)	(7,695)
Investment tax credits	205,008	204,908	40,022	41,673
Prepaid expenses, sundry assets and other assets	(2,909)	(76,946)	(9,463)	(221,633)
Accounts payable and accrued liabilities	(428,996)	(29,600)	(3,871)	(551,040)
Deferred revenue	-	-	-	(107,091)
Cash flows used in operating activities	(1,793,845)	(1,575,661)	(4,977,648)	(5,625,771)

Financing activities
Payments due to related party	-	(33,715)	-	(33,715)
Repayment of capital lease obligations	(12,555)	(11,013)	(36,994)	(32,235)
Proceeds from convertible debenture (Note 4)	-	-	1,500,000	-
Proceeds from issuance of shares on exercise of warrants (Note 9)	-	125,000	-	187,500
Proceeds from issuance of shares and warrants (Note 6)	3,075,000	-	6,196,800	5,000,000
Share issuance cost	(443,154)	(193,204)	(665,462)	(703,625)
Cash flows provided from (used in) financing activities	2,619,291	(112,932)	6,994,344	4,417,925

Investing activity
Purchase of property and equipment	(17,935)	(369,590)	(119,122)	(746,167)
Cash flows used in investing activities	(17,935)	(369,590)	(119,122)	(746,167)

Effect of foreign exchange loss on cash held in foreign currency	415	(4,955)	(9,960)	8,732

Increase (decrease) in cash and cash equivalents	807,926	(2,063,138)	1,887,614	(1,945,281)
Cash and cash equivalents, beginning of period	1,576,704	4,934,945	497,016	4,817,088

Cash and cash equivalents, end of period	2,384,630	2,871,807	2,384,630	2,871,807

Supplemental cash flow information
Interest paid	30,062	33,715	116,593	33,715

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2013 and 2012
(Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. (“Vasogen”) completed a plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in a publicly-traded company, Intellipharmaceutics International Inc., which is incorporated under the laws of Canada and whose shares are traded on the Toronto Stock Exchange and NASDAQ.

The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $35,254,261 as at August 31, 2013 (November 30, 2012-$30,084,684). Previously, the Company funded its research and development activities through the issuance of capital stock, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. On January 10, 2013, the Company completed a private placement financing of an unsecured convertible debenture (the “Debenture”) in the principal amount of $1.5 million, which will mature January 1, 2015.  The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. In March 2013, the Company completed a registered direct unit offering and received net proceeds of approximately $2.7 million. In July 2013, the Company completed an underwritten public offering and received net proceeds of approximately $2.5 million, as described in Note 6.  There is no certainty that any funding will be available going forward.

The condensed unaudited interim consolidated financial statements are prepared on a going concern basis and substantial doubt exists on the appropriateness of this. The Company currently expects to satisfy the operating cash requirements through the end of the current fiscal year from cash on hand. In order for the Company to continue operations at existing levels thereafter, the Company will require significant additional capital.  Potential sources of any such capital may include collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, managing operating expense levels, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development, although there can be no assurance that the Company will be able to obtain any such capital on terms or in amounts sufficient to meet its needs or at all.  The availability of equity or debt financing will be affected by, among other things, the results of the Company’s research and development, its ability to obtain regulatory approvals, the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations.  In the event that the Company does not obtain additional capital, there may be substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.  Any failure by the Company to raise additional funds on terms favorable to the Company, or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in its not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of its product candidates, in curtailment of its product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file abbreviated new drug applications (“ANDAs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

The condensed unaudited interim consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2013 and 2012
(Stated in U.S. dollars)

2.	Basis of presentation

(a)	Basis of consolidation

These condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), and Vasogen Corp.

These condensed unaudited interim consolidated financial statements have been prepared using the same accounting policies, and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2012, and accordingly, these condensed unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended November 30, 2012. The condensed unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented.  All such adjustments are normal and recurring in nature.

All inter-company accounts and transactions have been eliminated on consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the expected term of the Company's continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; the fair value of warrants; the fair value of conversion option embedded derivative; the determination of valuation allowances; the determination of investment tax credits; forecasting future cash flows for assessing whether there are any impairments of long-lived assets; and the going concern assumption.

3.	Significant accounting policies

(a)	Convertible Debenture

The Company issued a convertible debenture as described in Note 4.  The conversion option is bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance as it meets the criteria of Accounting Standard Codification (“ASC”) Topic ASC815-15-25-1 Embedded Derivatives. Subsequent changes in the fair value of the embedded derivative are recorded in the consolidated statements of operations and comprehensive loss.

(b)	Recently adopted Accounting pronouncements

In February 2013, the FASB provided amendments to Accounting Standards Update (“ASU”) 2013-02 “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Company adopted the amendments on March 1, 2013. The adoption did not have an impact on the Company’s financial position, results of operations or cash flow.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2013 and 2012
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(c)	Future Accounting pronouncements

In March 2013, the FASB provided amendments to Accounting Standards Update No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force)”. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. The Company does not expect the adoption of the amendments to have a material impact on IPC’s financial position, results of operations or cash flow.

On July 18, 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for an net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new recurring disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted.  The Company does not expect the adoption of the amendments to have a material impact on IPC’s financial position, results of operations or cash flow.

4.	Due to related parties

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	August 31,	November 30,
	2013	2012
	$	$
Promissory note payable to two directors and officers of the Company, unsecured 6% annual interest rate on the outstanding loan balance (i)
(August 31, 2013 - C$766,968 ; November 30, 2012 - C$750,534)	728,365	755,368
Note payable to an entity controlled by shareholders, officers and directors of the Company, unsecured, non-interest bearing with no fixed repayment terms.
(August 31, 2013 - C$28,167; November 30,2012 - C$28,167)	26,749	28,349
	755,114	783,717

Convertible debenture payable to two directors and officers of the Company, unsecured 12% annual interest rate payable monthly (ii)	1,393,574	-

(i)         Promissory note payable

The promissory note dated September 10, 2004 issued by IPC Corp to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”), principal shareholders, directors and executive officers of the Company was amended effective October 22, 2009 (“effective date”),  to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2013 and 2012
(Stated in U.S. dollars)

4.	Due to related parties (continued)

(i) Promissory note payable (continued)

IPC Company from any offering of its securities following the effective date, other than the securities offerings completed in February 2011, March 2012, March 2013 and July 2013 (Note 6) and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to C$800,000 from the Net Cash (as defined in the IPC Arrangement Agreement).

Interest expense on the promissory note payable to related parties for the three and nine months ended August 31, 2013 is $10,898 and $32,781 (three and nine months ended August 31, 2012 - $11,110 and $22,411) and has been included in the consolidated statements of operations and comprehensive loss.

(ii)	Convertible debenture

On January 10, 2013, the Company completed a private placement financing (the "Financing") of an unsecured convertible debenture in the principal amount of $1.5 million (the "Debenture"), which will mature January 1, 2015.

The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company purchased the debenture and provided the Company with the $1.5 million of the proceeds for the Debenture.

The conversion price of the Debenture is in U.S. dollars and IPC’s functional currency is Canadian dollars. Under U.S. GAAP where the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option is bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance.

The embedded derivative is presented together on a combined basis with the host contract. The derivative is re-measured at the end of every reporting period with the change in value reported in the statement of operations and comprehensive loss.

The initial proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and accreted over the life of the Debenture using the imputed rate of interest.

The fair value of the conversion option at January 10, 2013 using the Black-Scholes Option Pricing Model were initially estimated to be $220,100, using volatility of 46.6%, risk-free interest rate of 0.26%, expected life of two years, and dividend yield of Nil. The fair value of the conversion option at August 31, 2013 using the Black-Scholes Option Pricing Model was estimated to be $35,200, using volatility of 36.4%, risk-free interest rate of 0.12%, expected life of 1.4 years, and dividend yield of Nil.  This amount has been recorded in the convertible debenture line on the condensed unaudited interim consolidated balance sheet. The change in fair value of the conversion option from the previously recorded amount to the three and nine months ended August 31, 2013 is a loss of $8,168 and a gain of $187,244, respectively, and has been recorded as a fair value adjustment of derivative liabilities in the condensed unaudited interim consolidated statement of operations and comprehensive loss.

The initial proceeds of $1.5 million less the initial fair value of the conversion option embedded derivative of $220,100, amount to $1,279,900 and is accreted at an annual imputed interest rate of 8%, over the life of the Debenture.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2013 and 2012
(Stated in U.S. dollars)

4.	Due to related parties (continued)

(ii)	Convertible debenture (continued)

Accreted interest expense during the three and nine months ended August 31, 2013 is $26,678 and $78,474, respectively, and has been included in the consolidated statement of operations and comprehensive loss. In addition, the coupon interest on the Debenture for the three and nine months ended August 31, 2013 is $45,339 and $114,825, respectively, and has also been included in the condensed unaudited interim consolidated statement of operations and comprehensive loss.

As described in Note 5, the Company had salaries payable to the two principal shareholders.

5.	Employee costs payable

As at August 31, 2013, the Company had $336,327 (November 30, 2012 - $472,619) salaries payable to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company and $163,192 (November 30, 2012 - $190,603) for other amounts payable to certain employees.  These balances are due on demand and therefore presented as current liability.

6.	Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at August 31, 2013, the Company has 21,221,936 (November 30, 2012 – 17,906,937) common shares issued and outstanding, and no preference shares issued and outstanding.

(b)
In March 2012, the Company completed a registered direct common share offering for gross proceeds of $5,000,000. The Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share. Professional, regulatory and other costs in the amount of $779,271 directly attributable to the common share offering have been recorded as share issuance costs in shareholders’ deficiency.

(c)
In March 2013, the Company completed a registered direct unit offering for gross proceeds of $3,121,800 at a price of $1.72 per unit. The Company sold units comprised of an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and an exercise price of $2.10 per common share. After placement agent fees and offering expenses, the Company received net proceeds from the offering of approximately $2.7 million. The Company determined the fair value of the warrant liability at issuance to be $407,558 using the Black-Scholes Option Pricing Model (Note 9). The direct costs related to the issuance of the common shares were recorded as an offset against shareholders’ deficiency and the direct costs related to the issuance of the warrants were recorded in the consolidated statements of operations and comprehensive loss.

(d)
In July 2013, the Company completed an underwritten public offering for gross proceeds of $3,075,000 at a price of $2.05 per unit. The Company sold units comprised of an aggregate of 1,500,000 common shares and warrants to purchase an additional 375,000 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.55 per common share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $2.5 million. The Company determined the fair value of the warrant liability at issuance to be $328,250 using the Black-Scholes Option Pricing Model (Note 9). The direct costs related to the issuance of the common shares were recorded as an offset against shareholders’ deficiency and the direct costs related to the issuance of the warrants were recorded in the consolidated statements of operations and comprehensive loss.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2013 and 2012
(Stated in U.S. dollars)

7.	Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 2,122,194 based on the number of issued and outstanding common shares as at August 31, 2013. As at August 31, 2013, 1,695,632 options are outstanding and there were 426,562 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 1,381,970 performance-based stock options have been vested as of August 31, 2013. These options were still outstanding as at August 31, 2013 and will expire in September 10, 2014.

In the three and nine months ended August 31, 2013, Nil and 391,000, respectively, (three and nine months ended August 31, 2012 – Nil and 955,000) stock options to management, directors and employees were granted.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model, consistent with the provisions of ASC Topic ASC 718.

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than three years. For options that have an expected life of less than three years the Company uses its own volatility.

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options.

The risk free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2013 and 2012
(Stated in U.S. dollars)

7.	Options (continued)

Details of stock option transactions are as follows:

	August 31, 2013			August 31, 2012
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value
					$	$

Outstanding, beginning of fiscal year	4,139,059	4.86	2.76	3,216,954	5.33	2.82
Granted	391,000	1.81	1.06	955,000	3.27	2.51
Exercised	-	-	-	-	-	-
Expired	(4,487)	654.48	403.93	(33)	69.74	53.82
Forfeited	(66,000)	-	-	(32,862)	-	-
Balance at end of period	4,459,572	3.97	2.21	4,139,059	4.86	2.76

Options exercisable, end of period	2,456,270	7.82	2.63	2,198,922	6.05	3.61

Total unrecognized compensation cost relating to the unvested performance-based stock options at August 31, 2013 is approximately $2,214,000 (August 31, 2012 - $2,214,000). For the three and nine months ended August 31, 2013, no compensation cost has been recognized for the remaining unvested performance-based options (three and nine months ended August 31, 2012 - $Nil).

No options were exercised in the three and nine months ended August 31, 2013 or in the three and nine months ended August 31, 2012.

The following table summarizes the components of stock-based compensation expense, including DSU’s.

Stock-based compensation	Three months ended		Nine months ended
related to:	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012
	$	$	$	$

Research and development	56,816	152,875	340,736	1,353,413
Selling, general and administrative	71,278	107,566	291,425	751,012
	128,094	260,441	632,161	2,104,425

The Company has estimated its stock option forfeitures to be $Nil for the three and nine months ended August 31, 2013 (three and nine months ended August 31, 2012 - $Nil).

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2013 and 2012
(Stated in U.S. dollars)

8.	Deferred share units

During the three and nine months ended August 31, 2013, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at August 31, 2013, 38,012 DSUs are outstanding.

	Three months ended				Nine months ended
	August 31, 2013		August 31, 2012		August 31, 2013		August 31, 2012
	$	shares	$	shares	$	shares	$	shares

Additional paid in capital	10,209	5,821	10,906	3,533	29,425	15,562	26,914	8,778
Accrued liability	11,320	5,029	9,611	3,421	11,320	5,029	9,611	3,421

9.	Warrants

The warrants are denominated in U.S. dollars and IPC’s functional currency is Canadian dollars. Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency  the warrants would not be considered indexed to the entity’s own stock and would consequently be considered to be a derivative liability. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms.

In connection with the February 1, 2011 private offering, the Company issued 4,800,000 five year Series A common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and 4,800,000 two year Series B common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per share.

The  fair value of the Series A warrants of $7,214,366 and Series B warrants of $5,441,216 have been initially estimated at February 1, 2011 using the Black-Scholes Option Pricing Model, using volatilities of 70% and 59%, risk free interest rates of 0.99% and 0.29%, expected lives of 5 and 2 years, and dividend yields in each case of Nil, respectively. The fair value of the placement agents’ warrants were initially estimated at February 1, 2011 as $229,005 using the Black-Scholes Option Pricing Model, using volatility of 67%, a risk free interest rate of 0.99%, an expected life of 3 years, and a dividend yield of Nil. These placement agent warrants were expensed and are included in financing expense.

The holders of Series A common share purchase warrants and placement agents warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between market price of common share and the exercise price divided by the market price. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

In the registered direct unit offering completed in March 2013, gross proceeds of $3,121,800 were received through the sale of the Company’s units comprised of common stock and warrants. The offering was the sale of 1,815,000 units at a price of $1.72 per unit, each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.10 per share (“March 2013 Warrants”).

The  fair value of the March 2013 Warrants of $407,558 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 63%, risk free interest rates of 0.40%, expected life of 5 years, and dividend yield of Nil.

In the underwritten public offering completed in July 2013, gross proceeds of $3,075,000 were received through the sale of the Company’s units comprised of common stock and warrants. The offering was the sale of 1,500,000 units at a price of $2.05 per unit, each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.55 per share (“July 2013 Warrants”).

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2013 and 2012
(Stated in U.S. dollars)

9.	Warrants (continued)

The  fair value of the July 2013 Warrants of $328,350 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 62.4%, risk free interest rates of 0.58%, expected life of 5 years, and dividend yield of Nil.

The following table provides information on the 7,131,000 warrants outstanding and exercisable as of August 31, 2013:

		Number		Shares issuable
Warrant	Exercise price	outstanding	Expiry	upon exercise

Placement Agent Warrants	3.125	96,000	March 30, 2014	96,000
Series A Warrants	2.50	3,720,000	February 1, 2016	1,860,000
March 2013 Warrants	2.10	1,815,000	March 22, 2018	453,750
July 2013 Warrants	2.55	1,500,000	July 31, 2018	375,000
		7,131,000		2,784,750

During the three and nine months ended August 31, 2013, there were no exercises of warrants.  During the three and nine months ended August 31, 2012, there were exercises in respect of 100,000 and 150,000 warrants resulting in the issuance of 50,000 and 75,000 common shares, respectively. During the nine months ended August 31, 2013, 3,470,000 Series B Warrants issued under the February 1, 2011 private placement offering expired.

Details of warrant transactions for the nine months ended August 31, 2013, are as follows:

	Series A	Series B	Placement	March 2013	July 2013
	Warrants	Warrants	Agent Warrants	Warrants	Warrants	Total

Outstanding, December 1, 2012	3,720,000	3,470,000	96,000	-	-	7,286,000
Issued	-	-	-	1,815,000	1,500,000	3,315,000
Exercised	-	-	-	-	-	-
Expired	-	(3,470,000)	-	-	-	(3,470,000)
Outstanding, end of period	3,720,000	-	96,000	1,815,000	1,500,000	7,131,000

U.S. GAAP requires the fair value of these liabilities be re-measured at the end of every reporting period with the change in value reported in the statement of operations and comprehensive loss.

Accordingly, using the Black-Scholes Option Pricing Model, the fair market value of the warrants are as follows:

Warrant	August 31, 2013	November 30, 2012
	$	$
Placement Agent Warrants	2,429	25,363
Series A Warrants	940,044	1,659,492
March 2013 Warrants	388,002	-
July 2013 Warrants	319,200	-
	1,649,675	1,684,855

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2013 and 2012
(Stated in U.S. dollars)

9.       Warrants (continued)

Using the following assumptions as of August 31, 2013:

	Number		Risk-free	Expected
Warrant	outstanding	Volatility	rate	life
		%	%	years
Placement Agent Warrants	96,000	51.94	0.12	0.4
Series A Warrants	3,720,000	58.44	0.12	2.4
March 2013 Warrants	1,815,000	58.67	0.64	4.6
July 2013 Warrants	1,500,000	62.60	0.64	4.9

The change in the fair value of the Series A, Series B, Placement Agent, the March 2013, and the July 2013 Warrants from the previously recorded amount to the three and nine months ended August 31, 2013 is an increase of $153,894 and a decrease of $1,057,768 respectively, (three and nine months ended August 31, 2012 amounted to a gain of $488,459 and $2,303,107 respectively) has been recorded as a fair value adjustment of derivative liabilities in the statement of operations and comprehensive loss.

10.	Income taxes

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the nine months ended August 31, 2013 and August 31, 2012. The Company has non-capital loss carry-forwards at August 31, 2013, totaling $28,330,767 in Canada and $76,999 in United States federal income tax losses that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2014 - 2032.

For the nine months ended August 31, 2013, the Company has a cumulative carry-forward pool of Scientific Research & Experimental Development (“SR&ED”) expenditures in the amount of $8,620,387 Federal, which can be carried forward indefinitely.

At August 31, 2013, the Company had approximately $447,125 of Ontario harmonization credits, which will expire in the November 30, 2017 taxation year. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

At August 31, 2013, the Company had approximately $2,575,534 of unclaimed Canadian investment tax credits which expire from 2024 to 2032.

These losses and credits are subject to a full valuation allowance as they are not more likely than not to be realized.

11.	Contingencies

From time to time the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company.  There were no pending or threatened litigation claims outstanding.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not presently expect to have to pay any amount under this indemnity agreement.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2013 and 2012
(Stated in U.S. dollars)

12.         Financial instruments

(a)	Fair values

The Company follows ASC Topic 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.  There were no transfers in or out of level 3 instruments during the three and nine month period ended August 31, 2013.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents for each of the fair value hierarchies, the assets and liabilities that are measured at fair value on a recurring basis as of August 31, 2013 and November 30, 2012:

				August 31, 2013
		Fair value	Level 1	Level 2	Level 3
		$	$	$	$

(a)	Cash and cash equivalents	2,384,630	2,384,630	-	-
(b)	Convertible debt1	1,285,588	-	-	1,285,588
(c)	Warrant liability2	1,649,675	-	-	1,649,675
(d)	Related Party Loan	512,112	-	-	512,112
		5,832,005	2,384,630	-	3,447,375

				November 30, 2012
		Fair value	Level 1	Level 2	Level 3
		$	$	$	$
(a)	Warrant liability2	1,960,893	-	-	1,960,893

(1)  Conversion options are included in convertible debenture on the condensed unaudited interim consolidated balance sheet.

(2)   Warrant liabilities are included on the condensed unaudited interim consolidated balance sheet.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2013 and 2012
(Stated in U.S. dollars)

12.	Financial instruments (continued)

(a)	Fair values (continued)

The key unobservable inputs related to valuing the conversion option and warrant liabilities are as follows:

Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at	Valuation
	31-Aug-13	Techniques	Unobservable Input	Range
	$
Convertible Debt	1,285,588	Black-Scholes	Discount Rate	0.12%
			Volatility	36%
		Discounted cash flow	Interest Rate(ii)	27%

Warrant Liability	1,649,675	Black-Scholes	Discount Rate	0.12%
			Comparable Annualized Volatility(i)	51% - 63%

Related Party Loan	512,112	Discounted cash flow	Interest Rate(ii)	27%

(i)	The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than three years.

(ii)	The Company calculates the interest rate for the convertible debt and related party loan based on the Company’s estimated cost of raising capital.

An increase/decrease in the volatility and/or an increase/decrease in the discount rate would result in an increase/decrease in the fair value of the conversion options and warrant liabilities.

The change in fair value of the conversion option and the warrant liabilities has been recorded as a fair value adjustment of derivative liabilities in the statement of operations and comprehensive loss.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, employee costs payable, capital lease obligations and due to related parties approximates their fair values because of the short-term nature of these instruments.

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and cash equivalents, due to related parties and capital lease obligations due to the short-term nature of these balances.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2013 and 2012
(Stated in U.S. dollars)

12.	Financial instruments (continued)

(b)	Interest rate and credit risk (continued)

	August 31,	November 30,
	2013	2012
	$	$

Total accounts receivable	10,566	2,778
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	10,566	2,778

Not past due	5,289	2,778
Past due for more than 31 days but no more than 60 days	2,615	-
Past due for more than 61 days but no more than 90 days	2,662	-
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	10,566	2,778

The following table sets forth details of the cash and cash equivalents:

	August 31,	November 30,
	2013	2012
	$	$

Cash	2,384,630	447,016
Bankers acceptance	-	50,000
(30 days maturity, interest 0.10%)
Total cash and cash equivalents	2,384,630	497,016

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the three and nine months ended August 31, 2013, one customer accounted for 100% of accounts receivable of the Company.
For the three and nine months ended August 31, 2012, one customer accounted for 100% of net revenue of the Company and the same customer accounted for 100% of accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)	Foreign exchange risk

The Company has balances in U.S. dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-Canadian dollar balance sheet accounts as the Company’s functional currency is Canadian dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each U.S dollar balance of $1.0 million a +/- 10% movement in the U.S currency held by the Company versus the Canadian dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2013 and 2012
(Stated in U.S. dollars)

12.	Financial instruments (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at:

	August 31, 2013
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	1,016,436	-	-	-	-	1,016,436
Accrued liabilities	120,936	-	-	-	-	120,936
Capital lease	12,825	13,301	13,793	14,318	2,221	56,458
Related parties
Employee costs payable (Note 5)	499,519	-	-	-	-	499,519
Due to related parties (Note 4)	755,114	-	-	-	-	755,114
Convertible debenture (Note 4)	44,846	44,353	45,339	45,339	1,560,616	1,740,493
	2,449,676	57,654	59,132	59,657	1,562,837	4,188,956

13.	Segment information

The Company's operations comprise a single reporting segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada.

	Three months ended		Nine months ended
	August 31,	August 31,	August 31,	August 31,
	2013	2012	2013	2012
	$	$	$	$

Revenue
Canada	-	-	-	107,091
United States	-	-	-	-
	-	-	-	107,091

			August 31,	November 30,
			2013	2012
			$	$
Total assets
Canada			4,113,293	2,474,878

Total property and equipment
Canada			1,330,358	1,535,703